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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

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  SEC File Number:  001-15695

[X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR [ ] Form N-CSR

  For Period Ended:   September 30, 2003

  [ ]  Transition  Report  on Form 10-K
  [ ]  Transition  Report on Form 20-F
  [ ]  Transition Report on Form 11-K
  [ ]  Transition  Report  on  Form  10-Q
  [ ]  Transition Report on Form N-SAR

  For the Transition Period Ended:
                                 -----------------------
  Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                        PART I - REGISTRANT INFORMATION

  Full Name of Registrant:     AVITAR, INC.
  Former Name if Applicable:

                                   65 Dan Road
           -----------------------------------------------------------
           (Address of Principal Executive Office - Street and Number)

                                Canton, MA 02021
                         ------------------------------
                           (City, State and Zip Code)

                        PART II - RULES 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]  (c)  The  accountant's   statement  or  other  exhibit  required  by  Rule
12b-25(c)has been attached if applicable.




                              PART III - Narrative

     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, N-CSR or transition report or portion thereof could not be filed within the prescribed time period.

     On December 16, 2003, subsequent to the end of Fiscal 2003, a subsidiary of the Registrant, United States Drug Testing Laboratories, Inc. ("USDTL"), which operated as a separate reporting unit within Avitar, Inc., sold substantially all its assets. Due to personnel constraints, which could not be eliminated without unreasonable effort or expense, additional time is required of the Registrant's management to review Registrant's financial information to ensure complete and accurate consolidated financial statements for Fiscal 2003 reflecting the material subsequent event.

                           PART IV - Other Information

(1)  Name and telephone number of person to contact in regard to this notification: Jay C. Leatherman, Jr.  (781) 821-2440
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                      (Name)        (Area Code) (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [x] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [x] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and qualitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     As a result of the conversion of long-term notes during the forth quarter of Fiscal 2003 and the material subsequent event of the sale of substantially all the assets of USDTL, the results of Fiscal 2003 will reflect increased non-cash losses related to impairment of the carrying value of goodwill for USDTL and interest and financing costs associated with the issuance and conversion of the long-term notes. The increase in losses for Fiscal 2003 over Fiscal 2002 will amount to approximately $2,300,000 resulting primarily from the goodwill impairment and the additional interest and financing costs.

                              AVITAR, INC.
              -------------------------------------------
               (Name of Registrant as specified in charter)

  has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: December 29, 2003          /s/   JAY C. LEATHERMAN
                                 --------------------------------------
                                   Jay C. Leatherman, Chief Financial Officer



                                   ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).